Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

January 12, 2005

Mittal Steel Company N.V.

Notice to All Employees of
ISG Railways Inc., ISG South Chicago & Indiana Harbor Railway Company
and ISG Cleveland Works Railway Company

     Mittal Steel Company N.V. hereby provides notice to the employees of ISG Railways Inc., ISG South Chicago & Indiana Harbor Railway Company and ISG Cleveland Works Railway Company that Mittal Steel, through its wholly-owned subsidiary, Park Acquisition Corp., intends to merge with International Steel Group Inc. and thereby acquire ISG Railways Inc., ISG South Chicago & Indiana Harbor Railway Company and ISG Cleveland Works Railway Company. The transaction is expected to be completed by the end of the first quarter of 2005.

     Mittal Steel does not expect significant rail operational changes to occur as a result of the transaction, and therefore does not anticipate substantial changes in the types and number of jobs on the acquired rail lines. However, the foregoing expectation is preliminary and is subject to modification.

     Employees affected by the transaction will be provided with labor protection in accordance with the requirements of federal law, pursuant to 49 U.S.C. § 11326(b), because this transaction involves Class II and Class III railroads. In addition, Mittal Steel will comply with its obligations under all current collective bargaining agreements then in effect between and among International Steel Group Inc., the acquired railroads and the labor union representing all affected railroad employees.

     In the event that additional hiring occurs at the railroad as a result of the transaction, Mittal Steel intends to offer competitive wages and benefits, including the following:

•	Medical and Dental Insurance

•	Life Insurance

•	Sick Leave

•	Holidays

•	Vacation

•	Military Leave

•	401(k) Plan

     If Mittal Steel hires such additional employees it will do so subject to then existing collective bargaining agreements on the basis of the knowledge, skills, and experience required for each position, using some or all of the following: written assessments, work simulations and interviews. No one factor will be determinative in the employee selection process.

     Candidates will be selected from the available pool of applicants without regard to race, creed, color, religion, national origin, sex, age, marital status, disability, military reserve status or any other protected characteristic. Subject to then existing collective bargaining agreements, all applicants will be required to submit to a background check and, those applicants who have been conditionally offered employment, will be required to pass a pre-employment drug and alcohol screen, complete a medical questionnaire and pass a physical exam.

     For employment related questions, please contact Larry Rodimel, with Mittal Steel, at 219-399-5510, or Bill Boehler, also with Mittal Steel, at 219-399-5513.

     This notice is being posted at least 60 days prior to the anticipated completion date of the transaction in order to comply with any requirements of federal law that may be applicable. A copy of this notice is being served by overnight delivery on the national office of the labor union with employees on the affected railroad lines, and appropriate certification of posting and service is being concurrently made with the Surface Transportation Board.

Dated: January 12, 2005

Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes, Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.